FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2018

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND COMPANY SECRETARY

Date: 4 September 2018

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	6 August 2018	entitled	‘Transaction in own Securities’
Exhibit	99.2	Stock Exchange announcement dated	13 August 2018	entitled	‘Transaction in own Securities’
Exhibit	99.3	Stock Exchange announcement dated	20 August 2018	entitled	‘Transaction in own Securities’
Exhibit	99.4	Stock Exchange announcement dated	27 August 2018	entitled	‘Transaction in own Securities’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

06 August 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 30 July 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   30 July - 03 August 2018

Number of ordinary shares purchased:    2,890,007

Highest price paid per share:       EUR 49.6150

Lowest price paid per share:EUR 48.9850

Volume weighted average price paid per share:EUR 49.2661

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 30 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.2090	700,000
BATS	49.2338	41,645

Chi-X	---	---
Turquoise	---	---

Tuesday 31 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.2901	151,558
BATS	49.2522	8,808
Chi-X	---	---
Turquoise	49.2546	4,663

Wednesday 01 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.3132	78,205
BATS	---	---
Chi-X	49.4400	1
Turquoise	---	---

Thursday 02 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.1779	806,164
BATS	49.1274	53,662
Chi-X	49.1352	122,026
Turquoise	49.1449	93,066

Friday 03 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.4377	800,000
BATS	49.3612	28,837
Chi-X	49.2964	1,372
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

13 August 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 6 August 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   06 August – 10 August 2018

Number of ordinary shares purchased:    5,072,156

Highest price paid per share:       EUR 49.9800

Lowest price paid per share:EUR 49.0650

Volume weighted average price paid per share:EUR 49.5637

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 06 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.6429	657,299
BATS	49.6404	50,225
Chi-X	49.6002	40,513
Turquoise	49.6000	153

Tuesday 07 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.7433	666,574
BATS	49.7330	103,509
Chi-X	49.7280	39,416
Turquoise	49.6887	15,929

Wednesday 08 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.7280	785,175
BATS	49.6895	56,233

Chi-X	49.6593	16,710
Turquoise	49.6572	16,456

Thursday 09 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.6817	596,163
BATS	49.6653	67,439
Chi-X	49.6468	12,185
Turquoise	49.6431	11,998

Friday 10 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.3843	957,766
BATS	49.3135	656,968
Chi-X	49.3017	207,838
Turquoise	49.2939	113,607

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

20 August 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 6 August 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   13 August – 17 August 2018

Number of ordinary shares purchased:    2,774,791

Highest price paid per share:       EUR 49.6700

Lowest price paid per share:EUR 48.9350

Volume weighted average price paid per share:EUR 49.2418

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 13 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.2023	701,997
BATS	49.1731	269,393
Chi-X	49.1052	7,237
Turquoise	49.0909	6,564

Tuesday 14 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.4573	74,001
BATS	49.4463	16,242
Chi-X	---	---
Turquoise	---	---

Wednesday 15 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.2613	924,750
BATS	49.2440	407,778
Chi-X	49.1921	75,709
Turquoise	49.1368	151

Thursday 16 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.2924	237,476
BATS	49.2757	53,493
Chi-X	---	---
Turquoise	---	---

Friday 17 August 2018

Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

27 August 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 20 August 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   20 August – 24 August 2018

Number of ordinary shares purchased:    1,718,466

Highest price paid per share:       EUR 49.8550

Lowest price paid per share:EUR 49.4500

Volume weighted average price paid per share:EUR 49.6537

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 20 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---

Turquoise	---	---

Tuesday 21 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.6593	267,026
BATS	49.6371	12,724
Chi-X	49.6372	3,099
Turquoise	---	---

Wednesday 22 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.6835	335,733
BATS	49.6420	24,148
Chi-X	---	---
Turquoise	---	---

Thursday 23 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.7530	297,099
BATS	49.7335	42,805
Chi-X	49.7228	45,946
Turquoise	49.7261	15,712

Friday 24 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.5935	497,236
BATS	49.5544	167,034
Chi-X	49.4945	9,904
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com